KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

Our Ref: KLK/SE **BY COURIER**

May 17, 2002

Securities and Exchange Com[redacted]
Office of International Corpor
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

02034252

SEC MAIL PROCESSING SECTION RECEIVED MAY 20 2002 WASH. D.C. 165

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
April 30, 2002	Permodalan Nasional Berhad
April 30, 2002	Yayasan Pelaburan Bumiputra
May 03, 2002	Employees Provident Fund Board
May 08, 2002	Employees Provident Fund Board (2 sets)
May 15, 2002	Permodalan Nasional Berhad
May 15, 2002	Yayasan Pelaburan Bumiputra
	NOTICE OF INTEREST OF SUBSTANTIAL SHAREHOLDER PURSUANT TO FORM 29A
May 15, 2002	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
May 16, 2002	Entitlement (Notice of Book Closure)
May 16, 2002	Quarterly Report on consolidated results for the second quarter ended 31 March 2002

SUPPL

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong
Attention: Ms. Tintin Subagyo

LJC/cln (C:OverseaCo/Let-SECUS)

Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate Treasury)

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-04-2002 12:45:33 PM
Reference No KL-020430-9FC98

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **22-04-2002**	* **450,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **92,846,150**
Direct (%) : **13.08**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **92,846,150**

* Date of notice : **22-04-2002**

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 30-04-2002 12:46:43 PM
Reference No KL-020430-9FC99

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Yayasan Pelaburan Bumiputra**
* Address	:	**c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**37113-P**
* Nationality/country of incorporation	:	**Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **22-04-2002**	* **450,000**	

* Circumstances by reason of which change has occurred	:	**Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	

Indirect/deemed interest (units)	:	**92,846,150**
Indirect/deemed interest (%)	:	**13.08**
* ***Total no of shares after change***	:	**92,846,150**
* Date of notice	:	**22-04-2002**
Remarks	:	

/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 03-05-2002 11:28:52 AM
Reference No KL-020503-2D095

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **22-04-2002**	* **859,000**	
Disposed	**23-04-2002**	**625,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **37,492,500**
Direct (%) : **5.28**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**37,492,500**
* Date of notice	:	**23-04-2002**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-05-2002 09:37:53 AM
Reference No KL-020508-8E62F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **24-04-2002**	* **1,050,000**	
Disposed	**26-04-2002**	**75,000**	

* Circumstances by reason of which change has occurred : **Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **36,367,500**
Direct (%) : **5.12**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **36,367,500**

* Date of notice : **26-04-2002**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 08-05-2002 02:49:27 PM
Reference No KL-020508-4CD9A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* 29-04-2002	* 62,000	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	36,305,500
Direct (%)	:	**5.11**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of shares after change**	:	**36,305,500**
* Date of notice	:	**30-04-2002**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-05-2002 12:48:34 PM
Reference No KL-020515-A278A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **08-05-2002**	* **15,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares**
* Nature of interest : **Direct**
Direct (units) : **77,846,150**
Direct (%) : **10.96**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **77,846,150**

* Date of notice : 08-05-2002

Remarks :
/gcs

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-05-2002 12:48:54 PM
Reference No KL-020515-A278B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Bumiputera-owned Co./Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur.

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **08-05-2002**	* **15,000,000**	

* Circumstances by reason of which change has occurred : **Yayasan Pelaburan Bumiputra is deemed to have indirect interest through its shareholding of 100% less one share of PNB by virtue of Section 6A of the Companies Act, 1965.**
* Nature of interest : **Indirect**

Direct (units) :
Direct (%) :

Indirect/deemed interest (units)	:	**77,846,150**
Indirect/deemed interest (%)	:	**10.96**
* **Total no of shares after change**	:	**77,846,150**
* Date of notice	:	**08-05-2002**
Remarks	:	

/gcs

Form Version 2.0

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15-05-2002 12:49:00 PM
Reference No KL-020515-A278C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

Particulars of substantial shareholder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB, 201-A Jalan Tun Razak, 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Bumiputera-owned Co./Malaysia
* Descriptions(class & nominal value)	:	Ordinary Shares of RM1.00 each
* Name & address of registered holder	:	

As above

Date interest acquired & no of shares acquired

* Date interest acquired	:	08-05-2002
No of shares	:	45,000,000
* Circumstances by reason of which shareholder has interest	:	Purchase of shares
* Nature of interest	:	Direct
Price transacted (RM)	:	
Total no of shares after change	:	
Direct (units)	:	45,000,000
Direct (%)	:	6.34
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	08-05-2002

Remarks :

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 16-05-2002 04:58:08 PM
Reference No KL-020516-D47B4

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Entitlement date :**15-07-2002**
* Entitlement time :**12:30:00 PM**
* Entitlement subject :**Interim Dividend**
* Entitlement description

An interim dividend of 6% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30-09-2002**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**09-08-2002**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**15-07-2002**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**11-07-2002**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**6**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or

before 15 July 2002 will be registered for entitlements to the dividend payment.

/cln

Form Version 2.0

Financial Result Announcement

Submitted by KUALA LUMPUR KEPONG on 16-05-2002 04:58:13 PM

Reference No KL-020516-03B37

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J C Lim
* Designation	:	Company Secretary

*** Financial Year End** : 30-09-2002

*** Quarter** : ○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended

*** 31-03-2002 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	31-03-2002	31-03-2001	31-03-2002	31-03-2001
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	525,486	477,854	1,157,013	1,063,345
	(b)	Investment income	261	216	663	1,139
	(c)	Other income	4,633	6,162	8,667	11,599
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	67,163	44,536	184,197	136,631
	(b)	Finance Cost	-1,055	-651	-2,619	-2,052
	(c)	Depreciation and amortisation	-20,661	-20,480	-41,452	-39,811
	(d)	Exceptional items	-6,106	-53,985	-6,428	-53,771
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	39,341	-30,580	133,698	40,997

(f)	Share of profits and losses of associated companies	29,320	8,072	29,421	8,400
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	68,661	-22,508	163,119	49,397
(h)	Income tax	-15,783	-1,749	-30,274	-11,896
(i) (i)	Profit/(loss) after income tax before deducting minority interests	52,878	-24,257	132,845	37,501
(ii)	Minority interests	-3,535	-3,664	-6,826	-8,309
(j)	Pre-acquisition profit/(loss), if applicable	0	0	0	0
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	49,343	-27,921	126,019	29,192
(l) (i)	Extraordinary items	0	0	0	0
(ii)	Minority interests	0	0	0	0
(iii)	Extraordinary items attributable to members of the company	0	0	0	0
(m)	Net profit/ (loss) attributable to members of the company	49,343	-27,921	126,019	29,192
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	6.95	-3.93	17.75	4.11
(b)	Fully diluted (based on ordinary shares - sen)				
4 (a)	Dividend per share (sen)	6.00	6.00	6.00	6.00
(b)	Dividend Description	Interim dividend of 6 sen per share less 28% Malaysian Income Tax			

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	4.6400	4.5000

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

pnl bs.xls notes.doc

KUALA LUMPUR KEPONG BERHAD

(15043-V)

(Incorporated in Malaysia)

Quarterly report on consolidated results for the second quarter ended 31 March 2002
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2002 RM '000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001 RM '000	CURRENT YEAR TO-DATE 31/3/2002 RM '000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001 RM '000
1. (a) Revenue	525,486	477,854	1,157,013	1,063,345
(b) Investment income	261	216	663	1,139
(c) Other income	4,633	6,162	8,667	11,599
2. (a) Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	67,163	44,536	184,197	136,631
(b) Finance cost	(1,055)	(651)	(2,619)	(2,052)
(c) Depreciation and amortisation	(20,661)	(20,480)	(41,452)	(39,811)
(d) Exceptional items	(6,106)	(53,985)	(6,428)	(53,771)
(e) Profit/(loss) before income tax, minority interests and extraordinary items	39,341	(30,580)	133,698	40,997
(f) Share of profits and losses of associated companies	29,320	8,072	29,421	8,400
(g) Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated companies	68,661	(22,508)	163,119	49,397
(h) Income tax	(15,783)	(1,749)	(30,274)	(11,896)
(i) (i) Profit/(loss) after income tax before deducting minority interests	52,878	(24,257)	132,845	37,501
(ii) Minority interests	(3,535)	(3,664)	(6,826)	(8,309)
(j) Pre-acquisition profit/(loss), if applicable	-	-	-	-
(k) Net profit/(loss) from ordinary activities attributable to members of the company	49,343	(27,921)	126,019	29,192
(l) (i) Extraordinary items	-	-	-	-
(ii) Minority interests	-	-	-	-
(iii) Extraordinary items attributable to members of the company	-	-	-	-
(m) Net profit/(loss) attributable to members of the company	49,343	(27,921)	126,019	29,192

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2002	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2001	CURRENT YEAR TO-DATE 31/3/2002	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2001
3. Earnings/(Loss) per share based on 2(m) above after deducting any provision for preference dividends, if any:-				
(a) Basic (based on 710,077,128 [2001 : 710,177,128] ordinary shares) (sen)	6.95	(3.93)	17.75	4.11
(b) Fully diluted (based on ____________ ordinary shares) (sen)	N/A	N/A	N/A	N/A
4. (a) Dividend per share (sen)	6	6	6	6
(b) Dividend description	Interim dividend of 6 sen per share less 28% Malaysian Income Tax			

	AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5. Net tangible assets per share (RM)	4.64	4.50

N/A - Not Applicable.

KUALA LUMPUR KEPONG BERHAD

CONSOLIDATED BALANCE SHEET

		AS AT END OF CURRENT QUARTER 31/3/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/9/2001 RM'000
1.	Property, Plant and Equipment	2,034,600	1,992,330
2.	Property Development	71,613	69,711
3.	Associated Companies	507,911	510,393
4.	Other Investments	73,346	83,440
5.	Intangible Assets	17,661	18,772
6.	Goodwill on Consolidation	27,259	16,687
		2,732,390	2,691,333
7.	Current Assets		
	Inventories	390,305	366,498
	Trade Receivables	153,967	149,107
	Other Receivables, Deposits and Prepayments	126,873	104,365
	Amount Owing by Associated Companies	-	60
	Fixed Deposits	342,589	376,673
	Cash and Bank Balances	57,709	50,086
		1,071,443	1,046,789
8.	Current Liabilities		
	Trade Payables	83,994	88,471
	Other Payables	168,262	113,931
	Taxation	7,806	9,929
	Bank Overdrafts	13,442	19,621
	Term Loans	40,726	93,116
	Short Term Borrowing	1,664	-
	Finance Leases	33	117
	Proposed Dividends	-	46,020
		315,927	371,205
9.	Net Current Assets	755,516	675,584
		3,487,906	3,366,917
10.	Shareholders' Funds		
	Share Capital	712,516	712,516
	Reserves		
	Capital Reserve	1,153,300	1,150,482
	Capital Redemption Reserve	8,885	6,685
	General Reserve	14,337	14,337
	Revaluation Reserve	53,345	53,345
	Retained Profit	1,418,526	1,304,161
	Exchange Fluctuation Reserve	(11,445)	860
		3,349,464	3,242,386
	Less: Cost of Treasury Shares	(13,447)	(12,382)
		3,336,017	3,230,004
11.	Minority Interests	109,475	109,512
12.	Deferred Taxation	16,156	15,465
13.	Provision for Retirement Benefits	10,603	10,475
14.	Finance Leases	228	207
15.	Term Loans	15,427	1,254
		3,487,906	3,366,917
16.	Net tangible assets per share (RM)	4.64	4.50

Notes

1. Accounting Policies

The accounting policies and methods of computation used in the preparation of the quarterly financial statements are consistent with those adopted in the annual financial statements for the year ended 30 September 2001.

2. Exceptional Items

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2002 RM'000	Preceding Year Corresponding Quarter 31/3/2001 RM'000	Current Year To-date 31/3/2002 RM'000	Preceding Year Corresponding Period 31/3/2001 RM'000
Surplus arising from government acquisitions of land	963	612	963	622
Surplus/(Deficit) on sale of investments	1,922	(302)	1,854	155
Amortisation of intangible assets	(251)	(231)	(505)	(484)
Share of associated companies' exceptional items :-				
- Amortisation of goodwill	(8,740)	(7,710)	(8,740)	(7,710)
- Sale and termination of businesses	-	(42,001)	-	(42,001)
- Cost of fundamental restructuring	-	(2,784)	-	(2,784)
- Provision for diminution in value of investments	-	(1,569)	-	(1,569)
	(8,740)	(54,064)	(8,740)	(54,064)
Total	(6,106)	(53,985)	(6,428)	(53,771)

3. Extraordinary Items

There were no extraordinary items for the current quarter and financial year to-date.

4. Taxation

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2002 RM'000	Preceding Year Corresponding Quarter 31/3/2001 RM'000	Current Year To-date 31/3/2002 RM'000	Preceding Year Corresponding Period 31/3/2001 RM'000
Malaysian taxation	9,976	2,623	19,726	6,249
Overseas taxation	(1,434)	(1,182)	2,874	4,837
Transfer (from)/to deferred taxation	(236)	(39)	680	137
	8,306	1,402	23,280	11,223
Under/(Over) provision in respect of previous years	108	18	(463)	22
	8,414	1,420	22,817	11,245
Share of associated companies' taxation	7,369	329	7,457	651
	15,783	1,749	30,274	11,896

The effective tax rate for the current quarter and financial year-to-date is lower than the statutory tax rate due principally to availability of unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain subsidiary companies.

5. Sale of Unquoted Investments and Properties

There was no sale of the unquoted investments and properties by the Group during the current quarter and financial year to-date.

6. Quoted Securities

(a) Purchases and sales of quoted securities for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	Current Year Quarter 31/3/2002 RM'000	Preceding Year Corresponding Quarter 31/3/2001 RM'000	Current Year To-date 31/3/2002 RM'000	Preceding Year Corresponding Period 31/3/2001 RM'000
Purchase of quoted securities	2,079	2,037	5,274	8,762
Sales proceeds of quoted securities	14,344	1,516	16,403	3,809
Surplus/(Deficit) on sales of quoted securities	1,922	(302)	1,854	155

(b) Investments in quoted shares as at end of the reporting period were as follows : -

	As at End of Current Quarter 31/3/2002 RM'000	As at Preceding Financial Year End 30/9/2001 RM'000
At cost		
- Associated companies	156,322	156,322
- Other investments	79,590	88,876
	235,912	245,198
At carrying value less provision		
- Associated companies	399,938	403,186
- Other investments	68,640	77,927
	468,578	481,113
At market value		
- Associated companies	504,269	300,471
- Other investments	66,822	58,640
	571,091	359,111

7. Changes in the Composition of the Group

The results of the Group for the current quarter and financial year to-date have not been affected by any form of changes in the composition of the Group.

8. Status of Corporate Proposal Announced

On 5 July 2001, the Company made an announcement to the relevant stock exchanges that its wholly owned subsidiary, KL-Kepong Property Holdings Sdn Bhd ("KLKPH"), entered into a conditional Sale & Purchase Agreement with Land & General Bhd ("L&G"), Clarity Crest Sdn Bhd ("CCSB") and Key Century Sdn Bhd ("KCSB") to

among others, terminate an existing Joint Venture Agreement entered into between KLKPH and L&G on 8 October 1993 subject to the approvals being obtained from the following :-

(a) the Foreign Investment Committee ("FIC");
(b) the shareholders of L&G at an extraordinary general meeting to be convened;
(c) the shareholders of KLKPH, CCSB and KCSB;
(d) the Estate Land Board ("ELB"); and
(e) any other relevant authorities.

Approvals from FIC, ELB and the shareholders of KLKPH have been obtained. The meetings to obtain the approvals from shareholders of L&G, CCSB and KCSB have yet to be convened.

9. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date except for 200,000 ordinary shares which was bought back for a total consideration of RM1,064,440 in January 2002 and held as treasury shares.

10. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	As At End of Current Quarter 31/3/2002		As At Preceding Financial Year End 30/9/2001	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	35,666	GBP6,577	33,918	GBP6,060
	470	CAD200	465	CAD193
	-	-	49,350	USD13,000
	-	-	2,590	AUD1,400
	36,136		86,323	
- Unsecured	4,590	Rmb10,000	6,793	Rmb14,800
	40,726		93,116	
Repayable after 12 months :-				
- Secured	786	CAD335	1,254	CAD520
	14,641	GBP2,700	-	-
	15,427		1,254	
(b) Short Term Borrowing (unsecured)				
Export Credit Refinancing Loan	1,664		-	

	As At End of Current Quarter 31/3/2002		As At Preceding Financial Year End 30/9/2001	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(c) Bank Overdraft				
- Secured	5,527	USD1,453	7,679	USD2,023
	2,601	CAD1,091	6,528	CAD2,714
	-	-	2,232	GBP398
	8,128		16,439	
- Unsecured	4,672	GBP861	2,956	GBP528
	49	HKD100	105	HKD215
	593		121	
	5,314		3,182	
	13,442		19,621	

11. Contingent Liabilities
There were no contingent liabilities as at the date of this report.

12. Financial Instruments with Off Balance Sheet Risk
As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

13. Material Litigation
There were no pending material litigation as at the date of this report.

14. Segment Information
Analysis by industry

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	31/3/2002 RM'000	31/3/2001 RM'000	31/3/2002 RM'000	31/3/2001 RM'000	31/3/2002 RM'000	30/9/2001 RM'000
Plantation	418,039	338,246	91,082	29,085	2,017,172	1,990,447
Manufacturing	397,824	397,388	32,721	46,853	652,826	652,932
Retailing	329,543	314,023	12,958	13,407	360,018	374,502
Investment holding	6,979	9,935	6,979	9,935	235,332	186,211
Others	4,628	3,753	869	(364)	30,574	23,577
	1,157,013	1,063,345	144,609	98,916	3,295,922	3,227,669
Exceptional items	-	-	(6,428)	(53,771)	-	-
Associated companies	-	-	29,421	8,400	507,911	510,453
Corporate expenses	-	-	(4,483)	(4,148)	-	-
TOTAL	1,157,013	1,063,345	163,119	49,397	3,803,833	3,738,122

Analysis by geographical location

	Turnover		Profit/(Loss) Before Tax		Total Assets Employed	
	31/3/2002 RM'000	31/3/2001 RM'000	31/3/2002 RM'000	31/3/2001 RM'000	31/3/2002 RM'000	30/9/2001 RM'000
Malaysia	686,001	598,382	118,112	76,213	2,406,902	2,349,159
America	208,836	210,047	5,771	1,558	183,833	183,212
Europe	123,939	127,328	(41)	10,854	287,423	288,398
People's Republic of China	86,657	84,588	2,645	667	104,007	98,830
Australia	21,521	17,983	4,615	2,471	29,785	27,338
Indonesia	26,095	20,843	8,681	2,425	271,640	276,157
Others	3,964	4,174	343	580	12,332	4,575
	1,157,013	1,063,345	140,126	94,768	3,295,922	3,227,669
Exceptional items	-	-	(6,428)	(53,771)	-	-
Associated companies						
- Malaysia	-	-	3,519	(1,082)	107,973	107,267
- Europe	-	-	24,909	13,341	349,822	354,862
- People's Republic of China	-	-	993	(3,859)	50,116	48,324
TOTAL	1,157,013	1,063,345	163,119	49,397	3,803,833	3,738,122

Comparative figures in respect of the geographical locations in America, Europe and Australia have been reclassified to conform with current quarter's presentation.

15. Variation of Results to Preceding Quarter

The Group posted a 27.3% reduction in pre-tax profit to RM68.7 million for the second quarter ended 31 March 2002 when compared to the results achieved in the first quarter. The second quarter's lower profit was largely affected by the performance of the retailing sector as the bulk of its year's profit is traditionally generated in the first quarter coinciding with the festive seasons in December.

16. Review of Performance

For the second quarter under review, the Group recorded a profit before taxation of RM68.7 million as against a loss of RM22.5 million incurred in the second period of last year. Unlike in the previous year's corresponding period, there was no Group's share of exceptional charges from KLK's major associate. Furthermore, the contribution from the plantation sector had increased significantly as a result of better palm product prices.

For the 6 months ended 31 March 2002, the pre-tax profit of the Group improved 230.2% to RM163.1 million when compared to last year's corresponding period due to the absence of associate's exceptional charges and the much improved plantation profits.

17. Subsequent Material Events

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the financial statement for the said period.

18. Seasonal or Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

19. Current Year's Prospects

The Directors are of the opinion that the Group's profit for the current financial year will be significantly higher than that of the preceding year in view of the higher profit already achieved for the 6 months period and the prevailing favourable palm product prices.

20. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

21. Dividend

(a) (i) An interim ordinary dividend has been declared;

(ii) The amount per share : 6 sen less 28% Malaysian income tax;

(iii) The previous corresponding period :-

Interim Dividend : 6 sen per share less 28% Malaysian income tax

(iv) The date payable : 9 August 2002 to shareholders registered on the Company's Register as at 15 July 2002.

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2002 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 15 July 2002 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2002 will be registered for entitlements to the dividend payment.

(b) Total dividend for the current financial year to-date is 6 sen per share (2001 : 6 sen per share) less 28% Malaysian income tax.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

16 May 2002

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2002

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2002

The unaudited report of the Group for the half year ended 31 March 2002 are detailed below.

1. **SUMMARY OF GROUP RESULTS**

		Six Months Ended		
		31/3/2002	31/3/2001	+/(-)
		RM'000	RM'000	%
(a) REVENUE		1,157,013	1,063,345	8.8
(b) (i)	Operating profit	133,147	84,833	57.0
(ii)	Investment income including interest income	6,979	9,935	(29.8)
(iii)	Exceptional items	(6,428)	(53,771)	88.0
(iv)	Share of profits of associated companies	29,421	8,400	250.3
	PROFIT BEFORE TAXATION	**163,119**	**49,397**	**230.2**
(v)	Less: Taxation	30,274	11,896	154.5
	PROFIT AFTER TAXATION	132,845	37,501	254.2
(vi)	Less: Minority interests	6,826	8,309	(17.8)
(vii)	**PROFIT AFTER TAXATION AND MINORITY INTERESTS**	**126,019**	**29,192**	**331.7**
(c) Earnings in sen per share based on b(vii) divided by the weighted average number of 710,077,128 (2001 : 710,177,128) ordinary shares in issue during the period under review		17.75	4.11	

2. **REVIEW OF PERFORMANCE**

For the 6 months ended 31 March 2002, the pre-tax profit of the Group improved 230.2% to RM163.1 million when compared to last year's corresponding period due to the absence of associate's exceptional charges and the much improved plantation profits.

3. **EXCEPTIONAL ITEMS**

	Six Months Ended	
	31/3/2002	31/3/2001
	RM'000	RM'000
Surplus arising from government acquisitions of land	963	622
Surplus on sale of investments	1,854	155
Amortisation of intangible assets	(505)	(484)
Share of associated companies' exceptional items:-		
Amortisation of goodwill	(8,740)	(7,710)
Sale and termination of businesses	-	(42,001)
Cost of fundamental restructuring	-	(2,784)
Provision for diminution in value of investments	-	(1,569)
	(8,740)	(54,064)
Total	(6,428)	(53,771)

4. **CURRENT YEAR'S PROSPECTS**

The Directors are of the opinion that the Group's profit for the current financial year will be significantly higher than that of the preceding year in view of the higher profit already achieved for the 6 months period and the prevailing favourable palm product prices.

5. CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT PERIOD 31/3/2002	AS AT PRECEDING FINANCIAL YEAR END 30/9/2001
	RM'000	RM'000
Property, plant and equipment	2,034,600	1,992,330
Property development	71,613	69,711
Associated companies	507,911	510,393
Other investments	73,346	83,440
Intangible assets	17,661	18,772
Goodwill on consolidation	27,259	16,687
	2,732,390	2,691,333
Current assets		
Inventories	390,305	366,498
Trade receivables	153,967	149,107
Other receivables, deposits and prepayments	126,873	104,365
Amount owing by associated companies	-	60
Fixed deposits	342,589	376,673
Cash and bank balances	57,709	50,086
	1,071,443	1,046,789
Current liabilities		
Trade payables	83,994	88,471
Other payables	168,262	113,931
Taxation	7,806	9,929
Bank overdrafts	13,442	19,621
Term loans	40,726	93,116
Short term borrowing	1,664	-
Finance leases	33	117
Proposed dividends	-	46,020
	315,927	371,205
Net current assets	755,516	675,584
	3,487,906	3,366,917
Shareholders' funds		
Share capital	712,516	712,516
Reserves	2,636,948	2,529,870
	3,349,464	3,242,386
Less : Cost of treasury shares	(13,447)	(12,382)
	3,336,017	3,230,004
Minority interests	109,475	109,512
Deferred taxation	16,156	15,465
Provision for retirement benefits	10,603	10,475
Finance leases	228	207
Term loans	15,427	1,254
	3,487,906	3,366,917
Net tangible assets per share (RM)	4.64	4.50

6. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2002	31/3/2001
(a) PRODUCTION				
Oil palm - Own production		(tonnes FFB)	878,158	818,401
- Yield per hectare		(tonnes FFB)	10.51	11.09
Rubber - Own production		('000 kg)	11,879	12,997
- Yield per hectare		(kg)	719	755
(b) AREA STATEMENT AS AT 31 MARCH				
Total planted		(hectares)	135,527	134,533
Oil palm in harvesting		(hectares)	82,980	75,057
Rubber in tapping		(hectares)	16,352	17,111
(c) AVERAGE SELLING PRICES				
Refined palm products	- Ex-refinery	(per tonne)	RM1,094	RM854
Palm oil	- Ex-mill	(per tonne)	RM1,057	RM782
Palm kernel oil	- Ex-mill	(per tonne)	RM1,060	RM981
Palm kernel cake	- Ex-mill	(per tonne)	RM149	RM77
Palm kernel	- Ex-mill	(per tonne)	RM490	RM441
FFB	- Ex-estate	(per tonne)	RM176	RM118
Rubber	- Net of cess	(per kg)	283 sen	295 sen

7. **DIVIDEND**

An interim dividend of 6 sen per share less 28% Malaysian income tax has been declared by the Directors in respect of the financial year ending 30 September 2002 (year ended 30 September 2001 : 6 sen per share less 28% Malaysian income tax) and will be paid on 9 August 2002 to shareholders registered on the Company's Register as at 15 July 2002.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 15 July 2002 will be registered for entitlements to the dividend payment.

A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 11 July 2002 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 15 July 2002 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

8. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Kuala Lumpur Stock Exchange website, *http://announcements.klse.com.my/*.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

20 May 2002